Financial Statements of

CITYFREIGHTER INC.

December 31, 2022
(Prepared in United states dollars)

                                                                                 Contents

INDEPENDENT AUDITORS' REPORT

To the Shareholder of CITYFREIGHTER INC.

We have audited the accompanying balance sheet of CITYFREIGHTER INC., as at December 31, 2022, and 2021 and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of CITYFREIGHTER INC. as at December 31, 2022, and 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Junaid Qazi
License # 3882
April 10, 2023

CITYFREIGHTER INC.
Statement of Financial Position
As at December 31,
(Prepared in US dollars)

	Notes	2022	2021
Assets			
Non Current Assets			
Fixed Assets			
Accumulated Depreciation		$ **488,766**	$ 488,766
		(48,877)	-
Current Assets			
Cash & Bank		**379**	742
Inventory		**610,766**	1,040
		$ **1,051,034**	$ 490,548
Liabilities			
Non Current liabilities			
Investment in Subsidary		$ **30,309**	$ 30,309
Current liabilities			
Creditors		**318,797**	188,948
Loan		**115,617**	-
Equity			
Capital		**2,217,420**	1,646,468
Retained earning		**(1,631,110)**	(1,375,177)
		$ **1,051,034**	$ 490,548

The accompanying notes are an integral part of these financial statements.

Approved on the behalf of the Corporation:

President & Founder
CityFreighter Inc.

CITYFREIGHTER INC.
Statement of Comprehensive Income (Loss)
Years Ended December 31, 2022
(Prepared in US dollars)

	Notes	2022	2021
Income			
Net Revenue		$ -	$ -
		-	-
Expenses			
Facebook AD Services		-	7,788
Car and Truck Parts		682	180,572
Consulting Services		-	31,845
Engineering & Development		9,752	407,223
Food/ Restaurant		479	1,979
Legal Fees		1,984	2,445
Mobile Services		85	99
Marketing/ Tradeshow/Brouchers		100	21,664
Medical Services		-	155
Online Software Services		401	662
Office Supply Equipment		911	15,897
Accumulated Depreciation		48,877	-
Office Lease		9,351	8,349
Travel		-	22,177
Transport & Logistic		5,602	44,538
Other Expense		176,365	598,517
Diverse Cost		210	26,058
Wise Bank Fees		705	3,431
BOFA Fees		428	1,779
		255,932	1,375,177
Net Income (Loss)		$ (255,932)	$ (1,375,177)

The accompanying notes are an integral part of these financial statements.

CITYFREIGHTER INC.
Statement of Cash Flows
Years Ended December 31, 2022
(Prepared in US dollars)

	Notes	2022	2021
Cash flows from (used in) operating activities			
Net Income		$ **(255,932)**	$ (1,375,177)
Depreciation		**48,877**	-
Working Capital Change		**(479,877)**	187,908
		(686,932)	(1,187,269)
Cash flows from financing activities			
Loan		**115,617**	-
Investment in Subsidary		**-**	30,309
Cash flows used in investing activities			
Addition in Fixed Assets		**-**	(488,766)
Capital Injection		**570,952**	1,646,468
Net increase (decrease) in cash during the year		**(363)**	**742**
Cash, beginning of year		**742**	-
Cash, end of year		$ **379**	$ 742

The accompanying notes are an integral part of these financial statements.

CITYFREIGHTER INC.
Statement of Changes in Shareholder's Equity
Years Ended December 31, 2022
(Prepared in US dollars)

	Common Stock (shares)		Common Stock ($)		Retained earning ($)		Total ($)
2022							
Beginning Balance							
December 31,2021	**1,998,208**	**$**	**1,646,468**	**$**	**(1,375,177)**	**$**	**271,290**
Additional Capital			570,952				570,952
Net Income (Loss)					(255,932)		(255,932)
Ending Balance	**-**		**-**				**-**
December 31,2022	**1,998,208**	**$**	**2,217,420**	**$**	**(1,631,109)**	**$**	**586,310**
2021							
Beginning Balance							
December 31,2020	498,208					$	-
Additional Capital	1,500,000	$	1,646,468				1,646,468
Net Income (Loss)				$	(1,375,177)		(1,375,177)
Ending Balance							
December 31,2021	1,998,208	$	1,646,468	$	(1,375,177)	$	271,291

The accompanying notes are an integral part of these financial statements.

CITYFREIGHTER INC.
Notes to the Financial Statements
December 31, 2022
(Prepared in US dollars)

1. Nature of business:

CityFreighter Inc. (the "Corporation") is a Limited Corporation formed and organized under the General Corporation laws of Delaware and is governed by a Limited Corporation Agreement dated June 26, 2018 (the " Corporation "). The registered office is located at 16192 Coastal Highway, Lewes Delaware 19958, Country of Sussex.

These audited financial statements were approved for issuance by the CPA on April 10,2023.

2. Summary of Significant Accounting Policies

2.1   Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2.2   Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Estimates that are critical to the accompanying financial statements include allowance for doubtful accounts, amortization, and depreciation because such items can be significantly impacted by future industry, market, and economic trends and conditions. Actual results could differ significantly from estimates.

2.3   Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks, merchant banking clearing accounts, and short-term investments. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents.

2.4   Fair Value of Financial Instruments
Fair value is determined based on estimated future net cash flows discounted for the inherent risks associated with the assets, or other valuation techniques. Certain instruments of the Company's financial instruments, including cash, accounts payable, debt and other accrued liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Due to uncertainties in the estimation process, it is possible that actual results could differ from those estimates and could materially affect the financial statements.

CITYFREIGHTER INC.
Notes to the Financial Statements
December 31, 2022
(Prepared in US dollars)

2.5 Accounts Receivable

Accounts receivable are stated at net realizable value. The Company's management provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of all receivables. The estimated losses are based on a periodic review of all accounts and consider the Company's loss experience, known and inherent risks in the receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions. The Company performs ongoing credit evaluations of its clients and generally does not require collateral because management believes that it has procedures in place to limit potential for significant losses.

2.6 Share Capital

Total common shares authorized for the period ending December 31, 2022 are 5,000,000 shares and outstanding shares are 1,998,208.

3. Subsequent Events

As of December 31, 2022, there are no subsequent events that either warrant a modification of the value of the assets and liabilities or any additional disclosures for the reporting fiscal year.

In December 2020, a novel strain of coronavirus was reported in Wuhan, China ("COVID-19"). The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors. The extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain and cannot be reasonably estimated at this time.